January 27, 2005

By Facsimile and U.S. Mail

Jeffrey C. Wolfstone, Esq.
Gregory L. Anderson, Esq.
Benjamin G. Lenhart, Esq.
Lane Powell Spears Lubersky LLP
601 SW Second Avenue, Suite 2100
Portland, Oregon 97204

Re:	Elmer`s Restaurants, Inc.
	Schedule TO-T/13E-3 Amendment No. 4 filed January 19, 2005
      Filed by Bruce N. Davis, Linda Ellis-Bolton, Karen K. Brooks,
	Richard P. Buckley, David D. Connor, Stephanie M. Connor,
	Thomas C. Connor, Corydon H. Jensen, Jr., Debra A. Woolley-Lee, Douglas A. Lee, David C. Mann, Sheila J. Schwartz, Gerald A. Scott, William W. Service, Dennis M. Waldron, Gary N. Weeks,
	Greg W. Wendt, Richard C. Williams, Dolly W. Woolley,
	Donald W. Woolley and Donna P. Woolley, ERI Acquisition Corp

Dear Messrs. Wolfstone, Anderson and Lenhart:

	We have the following comments on the above-referenced filing:

Schedule TO/13E-3

Offer to Purchase

Have you received a financial analysis regarding the fairness of the Offer and Merger?, page 11

1. Refer to comment 11. We note the revised disclosure where you state:

The valuation analysis that Veber Partners provided to us is not a fairness opinion. It does not contain an opinion and it does not take into account the Offer. Rather, it provides our financial advisor`s conclusion as to the fair value of one Share . . . that we relied upon, in part, to support our views on the substantive fairness of the Offer. In addition, the valuation analysis was provided to us solely for our use and benefit. Thus, while it provides information that may be useful in connection with your decision whether to tender your Shares in the Offer, you are not entitled to rely upon the valuation analysis (as you would be able to do, based on the SEC`s position, with a fairness opinion) and our financial advisor has no liability or obligation to you with respect to their valuation analysis. In short, when considering the valuation analysis, you should bear in mind that it is not a fairness opinion.

This disclosure is inappropriate. You should revise the document to eliminate this disclosure as well as the paragraph that precedes the above quotation. The financial advisor has provided an opinion of the fair value of one share of stock, from a financial point of view, and security holders are entitled to rely upon it. Note the broad language in Item 1015(a) of Regulation M-A. As the tender offer is ongoing, you should revise the document to affirmatively correct the disclosure cited above. Also revise page 49 and throughout the document to clarify or delete any statements that you have not received a fairness opinion.

In addition, revise the document and Exhibit (c) to the Schedule
TO(the financial advisor`s analysis and conclusion) to eliminate any language which attempts to limit reliance by shareholders on the financial advisor`s opinion, such as language stating that the opinion has been provided solely or only for the use of the filing persons. Such disclosure is inconsistent with the disclosure related to the opinion and should be deleted. Alternatively, disclose the basis for the financial advisor`s belief that shareholders cannot rely upon the opinion to support any claims against the financial advisor arising under applicable state law. Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a state-law defense to the financial advisor would have no effect on the rights and responsibilities of either the financial advisor or the filing persons under the federal securities laws.

Furthermore, while it may be acceptable to include qualifying language concerning subjective analysis, it is inappropriate to disclaim responsibility for statements made in the document. Please revise this page and the remaining document to avoid inappropriate disclaimers, including that on page 70.

Finally, disclose that the financial advisor has consented to the use of the opinion in the document.

2. We note your response to comment 3. Please advise us of your plans.

Introduction, page 18

3. We reissue comment 16 as you have not deleted the language cited in our comment.

Analysis of Veber Partners LLC, page 36

4. We note your response to comment 25. Did you disseminate the exhibits with the offer to purchase? If not, revise the offer to purchase to include this information.

Position of the Purchaser and the Continuing Shareholders
Regarding the Fairness of the Offer and Merger, page 44

5. We reissue comment 28. As the transaction will have different effects on different groups of unaffiliated security holders, revise the document to provide two fairness determinations, as discussed in our comment.

6. We note your response to comment 29. Did anyone calculate the liquidation value for the company? Also, we note the general observation that liquidation value generally is less than going-concern value. Revise to clarify whether the filing persons believed that the company`s liquidation value would be less than its going concern value, or to clarify that they had no basis to make this determination.

Certain Information Concerning the Company, page 65

7. We note the revised disclosure in response to comment 37.
Please clarify the revised paragraph as there appears to be a typographical error.

Certain Information Concerning Purchaser and the Continuing
Shareholders, page 72

8. We reissue comment 40. Revise the table to reflect the beneficial ownership of each person named in the table as defined in Rule 13d-3. You may use footnotes to disclose the number of shares held individually by each person.

Certain Conditions of the Offer, page 89

9. We reissue comment 42. The revised disclosure does not clarify your obligations. For example, in the concluding paragraph it appears that you may return shares pending payment. It is unclear why this would be appropriate or in compliance with the prompt payment requirement of Rule 14e-1(c). Please advise.

10. We reissue comment 43. Revise to clarify the conditions subject to "any change." For example, any change in what?

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR and "tagged" as correspondence. In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter. Please contact me at (202) 942-1881 if you have any questions.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions